UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 13 September, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
13 SEPTEMBER 2005

NOVOGEN LIMITED ANNOUNCES ITS INTENTION TO LIST GLYCOTEX INC ON
THE NASDAQ NATIONAL MARKET


Pharmaceutical company Novogen Limited announced today that Glycotex, Inc., its US subsidiary, filed a registration statement with the Securities Exchange Commission for an initial public offering of its common stock units, each unit consisting of one share of Glycotex common stock and one warrant to purchase one share of Glycotex common stock.

Janney Montgomery Scott LLC will be the underwriter. When available, a preliminary prospectus relating to these securities may be obtained from Janney Montgomery Scott LLC, at 1801 Market Street, Philadelphia, Pennsylvania 19103.

A registration statement relating to these securities has been filed with the Securities Exchange Commission but has not yet become effective. These securities may not be sold nor may any offer to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Glycotex, Inc. is a clinical stage biopharmaceutical company focused on discovering and developing a novel class of drugs for human wound healing and tissue repair.

Novogen (Nasdaq: NVGN ASX: NRT) is a world leader in the research and development of drugs derived from its phenolic technology platform. The Company manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations. The oncology compound phenoxodiol is being developed by the Company's listed subsidiary
Marshall Edwards Inc. (Nasdaq: MSHL).


Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform
Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates;
costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;
our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions;
the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088